UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to ______________

Commission file number 0-20793

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              SMITHWAY MOTOR XPRESS, INC. 401(k) RETIREMENT SAVINGS
                               AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Smithway Motor Xpress Corp.
                                2031 Quail Avenue
                             Fort Dodge, Iowa 50501

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                        Financial Statements and Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN



                                Table of Contents



                                                                       Page

Independent Auditors' Report                                             1

Statements of Net Assets Available for Plan Benefits                     2

Statements of Changes in Net Assets Available for Plan Benefits          3

Notes to Financial Statements                                            4

Schedule

1   Schedules of Assets Held for Investment Purposes                     7

                          Independent Auditors' Report



The Plan Trustees
Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan:


We have audited the statements of net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the
Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the years ended December 31, 2002 and 2001, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                         /s/ KPMG LLP


Des Moines, Iowa
May 16, 2003

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001

                                                                         2002            2001
                                                                    --------------   --------------
Assets:
  Cash                                                             $      325,731         435,897
                                                                    --------------   --------------
  Investments (note 9):
    Investment in registered investment companies                       6,739,050       8,351,371
    Common stock                                                          406,954         998,628
    Loans to participants                                                 521,500         646,085
                                                                    --------------   --------------
                                                                        7,667,504       9,996,084
                                                                    --------------   --------------
  Contributions receivable - employees                                     79,964          86,940
  Contributions receivable - employer                                          --           4,511
  Other receivables                                                           207          27,757
                                                                    --------------   --------------
             Total assets                                               8,073,406      10,551,189

Liabilities (note 6)                                                       16,098         139,354
                                                                    --------------   --------------
             Net assets available for benefits (note 2)            $    8,057,308      10,411,835
                                                                    ==============   ==============

See accompanying notes to financial statements.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2002 and 2001

                                                                                          2002                  2001
                                                                                   -------------------   -------------------
Additions to net assets attributed to:
  Employer contributions (note 3)                                               $            1,850                 4,511
  Employee contributions and rollovers (note 3)                                          1,085,241             1,302,499
                                                                                   -------------------   -------------------
            Total additions                                                              1,087,091             1,307,010
                                                                                   -------------------   -------------------
Deductions from net assets attributed to:
  Benefits paid to participants (note 5)                                                 1,362,817             1,265,558
  Net investment loss (notes 2 and 9)                                                    2,032,880             1,017,323
  Administrative fees                                                                       45,921                58,793
                                                                                   -------------------   -------------------
            Total deductions                                                             3,441,618             2,341,674
                                                                                   -------------------   -------------------
            Net decrease in net assets available for benefits                           (2,354,527)           (1,034,664)

Net assets available for benefits:
  Beginning of year                                                                     10,411,835            11,446,499
                                                                                   -------------------   -------------------
  End of year                                                                   $        8,057,308            10,411,835
                                                                                   ===================   ===================

See accompanying notes to financial statements.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)  Summary of Significant Accounting Policies

     (a)  Plan Information and Basis of Presentation

          The accompanying financial statements of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by Smithway Motor Xpress Corp. (the Company) and has two entry dates per year. Full-time employees are eligible for participation in the Plan on the next entry date after completing one year of service and attaining twenty-one years of age. Participants should refer to the Plan agreement for more complete information.

     (b)  Investments

          Investments, other than loans, are reported at fair value as determined by using available market information. Purchases and sales of securities are recorded on a trade-date basis. Loans to participants are valued at their unpaid principal balance, representing estimated fair value.

          Net investment income includes investment income, realized gains (losses), and unrealized appreciation (depreciation) on investments held.

     (c)  Administrative Fees

          Certain administrative fees are paid by the Company.

     (d)  Income Taxes

          The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. UMB Bank (the Plan Administrator) and the Plan's tax counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 2002 and 2001. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

     (e)  Use of Estimates

          The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)  Net Assets Available for Benefits

     The Plan Administrator maintains funds received from the Plan primarily in registered investment companies or in the Company's common stock.

                                       4                            (Continued)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(3)  Contributions

     Under the terms of the Plan agreement, the Company may, at its discretion, make annual contributions to the Plan, which shall be allocated to eligible participants based on a percentage of the total deferred compensation contributed during the Plan year. Forfeitures, if any, are used to reduce future employer contributions.

     Employees may make voluntary contributions to the Plan up to 15% of their compensation, subject to certain limitations as specified in the Plan agreement. Effective January 1, 2003, there will be no maximum percentage applied to such deferrals and contributions will only be limited to certain IRS limitations.

(4)  Participant Accounts

     Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of Plan earnings. Each participant will be permitted to direct the Plan Administrator to invest their individual accounts into various approved investments permitted under the Plan.

     Participants are immediately vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of their accounts is based on years of service in which the participant has completed at least 1,000 hours of service. A participant is 100% vested after six years of service.

(5)  Benefits

     Under the terms of the Plan agreement, participants or their beneficiaries are eligible for benefits upon retirement, death, or disability. Benefits shall be distributed through one of several options selected by the participants, as defined in the Plan agreement.

(6)  Liabilities

     Liabilities include refunds payable for excess contributions received by the Plan which are reimbursable to the participants, benefit claims payables, and other miscellaneous operating payables.

(7)  Plan Termination

     Although the Company has not expressed any intent to terminate its participation in the Plan, it may do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

(8)  Party-in-interest Transactions

     Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. UMB Bank, as Plan Administrator, is a party-in-interest as defined by ERISA as a result of investing Plan assets in its own funds. The Company is a party-in-interest as a result of the Plan participants being able to invest in Company stock. A participant who acquires a participant loan is a party-in-interest. However, such transactions are exempt and are not prohibited by ERISA.


                                       5                            (Continued)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(9)  Investments

     The fair values of the investments of the Plan at December 31, 2002 and 2001 were as follows:

                                                                       2002                 2001
                                                                -------------------   ------------------
Fidelity Asset Manager                                         $            --             1,517,708
Fidelity Magellan Fund                                                2,113,756            2,901,323
Capital Preservation Fund                                             1,066,795            1,096,486
PBHG Growth Fund                                                            --             1,159,480
Putnam Vista Fund                                                           --               641,742
Strong Government Securities                                          1,043,428              919,252
Smithway Motor Xpress Corp. common stock *                              406,954              998,628
Fidelity Equity Growth Fund                                              25,449               10,064
MFS Total Return Fund                                                 1,327,972               18,127
MFS Mid Cap Growth Fund                                               1,015,578               17,234
UMB Scout Worldwide Fund *                                                5,929                7,491
UMB Scout Equity Index Fund *                                            41,773               24,545
Washington Mutual Investors Fund                                         98,370               37,919
Participant Loans *                                                     521,500              646,085
                                                                -------------------   ------------------
                                                               $      7,667,504            9,996,084
                                                                ===================   ==================

     Included in net investment loss for the years ended December 31, 2002 and 2001 is (depreciation) appreciation of investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income as follows:

                                                                         2002                 2001
                                                                  -------------------   -----------------
Registered investment companies                                $       (1,478,276)         (1,168,377)
Common stock *                                                           (594,065)             84,990
Participant loans *                                                        39,461              66,064
                                                                  -------------------   -----------------
                                                               $       (2,032,880)         (1,017,323)
                                                                  ===================   =================

* Party-in-interest


(10) Participant Loans

     Participants are allowed to borrow from the vested portion of their account. The minimum loan is $1,000. The maximum loan is the lesser of 50% of the participant's vested account balance or $50,000.

                                                                     Schedule 1

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                Schedules of Assets Held for Investment Purposes

                           December 31, 2002 and 2001

                                                                                                     2002
                                                                                    ---------------------------------------
                                                                                                               Fair
                                  Description                                             Cost                 value
---------------------------------------------------------------------------------   ------------------   ------------------
Fidelity Magellan Fund                                                           $       2,506,700            2,113,756
Capital Preservation Fund                                                                1,066,795            1,066,795
Strong Government Securities                                                             1,011,931            1,043,428
Smithway Motor Xpress Corp. common stock *                                                 603,837              406,954
Fidelity Equity Growth Fund                                                                 29,414               25,449
MFS Total Return Fund                                                                    1,437,433            1,327,972
MFS Mid Cap Growth Fund                                                                  1,800,872            1,015,578
UMB Scout Worldwide Fund *                                                                   6,780                5,929
UMB Scout Equity Index Fund *                                                               48,265               41,773
Washington Mutual Investors Fund                                                           111,482               98,370
                                                                                    ------------------   ------------------
                                                                                         8,623,509            7,146,004
Loans to participants * (with interest rates from 4.25% to 10.5%
    and various maturity dates)                                                            521,500              521,500
                                                                                    ------------------   ------------------
                                                                                 $       9,145,009            7,667,504
                                                                                    ==================   ==================

                                                                                                     2001
                                                                                    ---------------------------------------
                                                                                                               Fair
                                  Description                                             Cost                 value
---------------------------------------------------------------------------------   ------------------   ------------------
Fidelity Asset Manager                                                           $       1,676,860            1,517,708
Fidelity Magellan Fund                                                                   2,629,159            2,901,323
Capital Preservation Fund                                                                1,096,486            1,096,486
PBHG Growth Fund                                                                         1,503,148            1,159,480
Putnam Vista Fund                                                                          968,774              641,742
Strong Government Securities                                                               913,798              919,252
Smithway Motor Xpress Corp. common stock *                                                 688,869              998,628
Fidelity Equity Growth Fund                                                                  9,937               10,064
MFS Total Return Fund                                                                       18,289               18,127
MFS Mid Cap Growth Fund                                                                     16,433               17,234
UMB Scout Worldwide Fund *                                                                   7,428                7,491
UMB Scout Equity Index Fund *                                                               24,184               24,545
Washington Mutual Investors Fund                                                            38,681               37,919
                                                                                    ------------------   ------------------
                                                                                         9,592,046            9,349,999
Loans to participants *                                                                    646,085              646,085
                                                                                    ------------------   ------------------
                                                                                 $      10,238,131            9,996,084
                                                                                    ==================   ==================

*Party-in-interest


See accompanying independent auditors' report.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           SMITHWAY MOTOR XPRESS, INC. 401(K)
                           RETIREMENT SAVINGS AND INVESTMENT
                           PLAN


Dated: June 27, 2003      By:    /s/ Tom Nelson
                             ---------------------------------
                                 Tom Nelson, Administrator